UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Natural Order Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

63889L107

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63889L107

1	NAME OF REPORTING PERSON Natural Order Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,642,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,642,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,642,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Based on 28,750,000 shares of Common Stock outstanding, as reported by the Issuer in the Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission (“SEC”) for the period ended September 30, 2021.

CUSIP No. 63889L107

1	NAME OF REPORTING PERSON Paresh D. Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,153,500(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,153,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,500(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 5,642,500 shares owned by Natural Order Sponsor LLC; (ii) 11,000 shares owned by Mr. Patel’s children; and (iii) 500,000 shares owned by Mr. Patel’s wife.

(2)	Based on 28,750,000 shares of Common Stock outstanding, as reported by the Issuer in the Quarterly Report on Form 10-Q/A filed with the SEC for the period ended September 30, 2021.

CUSIP No. 63889L107

1	NAME OF REPORTING PERSON Sebastiano Cossia Castiglioni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,642,500(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,792,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,792,500(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.1%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 5,642,500 shares owned by Natural Order Sponsor LLC and (ii) 150,000 shares owned by Vegan Capital SA, over which Mr. Castiglioni shares dispositive power.

(2)	Based on 28,750,000 shares of Common Stock outstanding, as reported by the Issuer in the Quarterly Report on Form 10-Q/A filed with the SEC for the period ended September 30, 2021.

Item 1(a). Name of Issuer:

Natural Order Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

c/o Natural Order Acquisition Corp.

30 Colpitts Road

Weston, MA 02493

Item 2(a). Name of Person Filing:

This Schedule 13G is filed jointly by Natural Order Sponsor LLC (the “Sponsor”), Paresh D. Patel and Sebastiano Cossia Castiglioni (collectively, the “Reporting Persons”).

Mr. Patel and Mr. Castiglioni share voting and dispositive power over the securities owned by the Sponsor.

Mr. Patel shares voting and dispositive power over shares owned by his wife and children.

Mr. Castiglioni shares dispositive power over shares owned by Vegan Capital SA.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is as follows:

30 Colpitts Road

Weston, MA 02493

Item 2(c). Citizenship:

The Sponsor is incorporated under the laws of the State of Delaware. Mr. Patel is a citizen of the United States. Mr. Castiglioni is a citizen of Italy.

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e). CUSIP Number:

63889L107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4. Ownership

As of December 31, 2021, the Sponsor owned 5,642,500 shares of Common Stock of the Issuer representing 19.6% of the Issuer’s outstanding stock.

Mr. Patel owned 6,153,500 shares of Common Stock of the Issuer, consisting of (i) 5,642,500 shares of Common Stock owned by Sponsor; (ii) 11,000 shares of Common Stock held by Mr. Patel’s children; and (iii) 500,000 shares of Common Stock owned by Mr. Patel’s wife, representing 21.4% of the Issuer’s outstanding stock.

Mr. Castiglioni owned 5,792,500 shares of Common Stock of the Issuer, consisting of (i) 5,642,500 shares of Common Stock owned by Sponsor and (ii) 150,000 shares owned by Vegan Capital SA, over which he shares dispositive power, representing 20.1% of the Issuer’s outstanding stock.

The percentage ownership was calculated based on 28,750,000 shares of Common Stock outstanding, as reported by the Issuer in the Quarterly Report on Form 10-Q/A filed with the SEC for the period ended September 30, 2021.

The Reporting Persons disclaim beneficial ownership of the aforementioned securities except to the extent of their direct ownership.

This Schedule 13G does not include (i) 3,400,000 shares of Common Stock issuable upon exercise of 6,800,000 warrants owned by the Sponsor; (ii) 5,500 shares of Common Stock issuable upon exercise of 11,000 warrants owned by Mr. Patel’s children; (iii) 250,000 shares of Common Stock issuable upon exercise of 500,000 warrants owned by Mr. Patel’s wife; and (iv) 75,000 shares of Common Stock issuable upon 150,000 warrants owned by Vegan Capital SA. Each warrant entitles the holder to acquire one-half of one share of Common Stock and is exercisable at a price of $11.50 per full share commencing upon either the completion or 30 days following the completion of an initial business combination by the Issuer, as applicable, and expires 5 years after the completion of an initial business combination, or earlier upon redemption, as applicable.

(a)	Amount beneficially owned:

See responses to Item 9 on the cover pages, which are incorporated herein by reference.

(b)	Percent of class:

See responses to Item 11 on the cover pages, which are incorporated herein by reference.

(c)	Number of shares as to which such person has

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover pages, which are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover pages, which are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover pages, which are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover pages, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances, members of the Sponsor could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Sponsor.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Natural Order Sponsor LLC

/s/ John A. Ritacco, Jr.
Name: John A. Ritacco, Jr.
Title: Chief Financial Officer

/s/ Paresh D. Patel
Paresh D. Patel

/s/ Sebastiano Cossia Castiglioni
Sebastiano Cossia Castiglioni

EXHIBIT INDEX

Exhibit No.	Name
99.1	Joint Filing Agreement, dated February 16, 2021, by and among, Natural Order Sponsor LLC, Paresh D. Patel and Sebastiano Cossia Castiglioni (incorporated by reference).